UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FRONTIER BEVERAGE COMPANY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

35908A 106

(CUSIP Number)

Ruben Yakubov

c/o Paul Law Group, LLP

902 Broadway, 6th Floor

New York New York 10010

646-278-9955

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 35908A 106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ruben Yakubov
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 15,978,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 15,978,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,978,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.08%. The percentage is calculated based upon 18,781,000 outstanding shares of the Company’s common stock as of July 1, 2013.
14.	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, par value of $.001 (“Common Stock”), of Frontier Beverage Company, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is c/o Paul Law Group, LLP, 902 Broadway, 6th Floor, New York, NY 10010.

Item 2.  Identity and Background.

(a)

The name of the reporting person is Ruben Yakubov (“Reporting Person”).

(b)

The residence address of Reporting Person is 88 Joseph Aaron Blvd., Thornhill, Ontario, L4J6J1, Canada.

(c)

Reporting Person is President, Secretary, Treasurer, Principal Executive Officer, Principal Financial and Accounting Officer.

(d)

Reporting Person has not, during last five years, been convicted in a criminal proceeding.

(e)

Reporting Person has not, during the last five years, been subject to or party to a civil proceeding regarding any violation of state or federal securities laws, nor has any judgment, decree, or order of any type been entered against reporting person.

(f)

Reporting Person is a citizen of Canada.

Item 3.  Source or Amount of Funds or Other Consideration.

Reporting Person’s 15,978,000 shares of Common Stock (the “Shares”) reported herein as being currently beneficially owned by Reporting Person were acquired pursuant to a Stock Purchase Agreement, dated as of July 1, 2013 between Reporting Person and certain shareholders of the Issuer for an aggregate purchase price of $197,500.

The Shares held by Reporting Person were acquired with his personal funds.

Item 4.  Purpose of Transaction.

Reporting Person, as an investor, holds the Shares for general investment purposes subject to ongoing evaluation of his investment on a continuing basis, including, reserving his rights to, from time to time, increase or decrease his holdings of the Issuer’s securities, depending on market conditions and other relevant matters. Reporting Person, as an investor, has no current plans and has not made or entered into any proposals or agreements that would be related to or would result in any of the events or matters described in Item 4 of Schedule 13D.

The Reporting Person is currently the President, Secretary, Treasurer, of the Issuer and is also contemplated to be a director of the Issuer in the near future. The Reporting Person, in his capacity as an officer and director of the Issuer, may consider and vote on any matters which may impact the operations of the Issuer, including, without limitation, an extraordinary corporate transaction, a material change in the Company’s business or a material change in the present capitalization of the Issuer.

Item 5.  Interest in Securities of the Issuer.

(a)

As of July 1, 2013, Reporting Person beneficially owned 15,978,000 Shares, which represented approximately 85% of the issued and outstanding shares of the Issuer (based upon 18,781,000 of Common Stock stated to be outstanding as of May 09, 2013 by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 filed by the Issuer on May 09, 2013 with the SEC.)

(b)

The Reporting Person has sole power to vote and sole power to dispose of 15,978,000 shares of Common Stock.

(c)

Except as reported in this Statement, there have been no other transactions of the Issuer’s common stock effected by the Reporting Person during the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reporting Person is not currently a party to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2013

By: /s/ Ruben Yakubov